Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is an article published by The Robot Report in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Agility’s Digit 5 humanoid has new legs, batteries and safety upgrades

By Brianna Wessling | September 15, 2026

Agility said it engineered Digit 5 for cooperatively safe work at scale. | Source: Agility Robotics

Agility Robotics today unveiled Digit 5, the latest version of its humanoid robot. The news comes as Agility prepares to go public through a proposed SPAC merger with Churchill Capital Corp. XI.

The latest version of Digit includes new legs, upgraded batteries, and a more comprehensive safety architecture. Agility Robotics told The Robot Report Digit 5 can work in close proximity to people without physical safety barriers.

“Digit 5 is removing a major barrier to scaling humanoid robots in industrial environments,” said Peggy Johnson, CEO of Agility Robotics. “We built it to the exact requirements our customers gave us after three years of Digit 4 working on their production floors, and the market has responded with more than $300 million in multi-year orders and a growing pipeline of customers across manufacturing, warehousing, and logistics. That’s value that compounds as Digit’s capabilities expand, backed by real demand.”

According to recent filings with the SEC, Agility Robotics generated $1.8 million in net sales in 2025. The SPAC values Agility at $2.5 billion. Agility expects to begin early access to Digit 5 in the first half of 2027. It expects general availability for manufacturing, warehouse and distribution operators by the end of 2027.

Agility plans to make Digit 5 available for commercial deployment outside North America for the first time, starting with the European Union and United Kingdom. The company said it expects Digit 5 to carry a CE mark and additional regulatory marks to enable market access to the EU, Great Britain, and Northern Ireland.

What has Agility learned from deployments?

Digit is one of the only humanoid robots currently working in manufacturing, distribution, and logistics environments. Jonathan Hurst, co-founder and chief robot officer at Agility, said earlier versions of Digit were part of the company’s proof-of-concept phase.

“I remember having this eye-opening moment for us when we were early on working with Amazon,” Hurst told The Robot Report. “We were doing the job, moving the bins off the putwall and doing the task, and we’re like, ‘Great, now can we scale this up? How many would you like to buy? Can we deploy these?’”

Hurst said this is when the team encountered the reality of FCC requirements, UL certifications, ISO certifications, and more that come with deployments. Doing the task on its own wasn’t enough to deploy robots at scale.

“We actually started to learn what the blockers are, what are the things that are going to keep us from deploying,” Hurst said. “Now with the inside knowledge of the 10 use cases on our roadmap that Digit 5 will do, and deep understanding with multiple customers, what is absolutely necessary for a robot to achieve those things?”

This extends beyond safety requirements and standards, Hurst said. It also comes down to the logistics of running a robot in any facility. It includes things like the size of the aisles the robot will operate in, where chargers can be bolted down, what does the workflow look like, and much more. As Agility works with customers on specific use cases, these constraints turn into hundreds of engineering requirements, Hurst said.

“That is the foundation of the design for Digit 5,” Hurst said. “That’s not something we’ve ever done before, organizationally. That’s a very hard thing. It’s a very different thing than designing a robot that can do what engineers imagine as a technology demonstration.”

Some of these practical changes come in Digit’s hardware. For example, Digit 5 comes with a faster autonomous charger. Now, Digit can operate for 90 minutes and be fully charged up in just nine. This gives Digit 5 a 10:1 run-to-charge ratio, up from Digit 4’s 2:1. It enables Digit to work more than 20 hours in a 24-hour day.

Since its first commercial deployments, Digit 4 has largely focused on automating tote-based material handling. Digit 5 will add more manipulation skills and expand to cover a facility’s full workflow, Agility said. This includes depalletizing goods as they arrive, machine tending, kitting and sequencing, quality inspection as items move through the facility, and finally palletizing them for shipment as they leave.

Digit’s new knees to handle industrial work

Digit 5 has a higher payload, taller reach, faster charging, and swappable end-effectors. | Source: Agility Robotics

One of the most noticeable changes to Digit 5 is its legs. Instead of the company’s ostrich-like backwards knees, Digit 5 has more traditional, human-like legs.

“The previous leg configuration was really optimized for very good walking and running,” Hurst said. “The new configuration is optimized for lifting heavy things and getting up and down off the ground a lot.”

The new legs are powered by proprietary cycloidal actuators, which enable it to repeatedly lift up to 50 lb (22.7 kg) loads. Hurst said this enables Digit to fully cover single-person lift tasks in OSHA-regulated facilities.

“The product requirements push us in the direction of lifting heavy things all the time,” Hurst said. “Then, as we try to do the engineering to solve this new priority, we end up with something that looks a bit more humanoid. That’s encouraging, but it’s really important that we are not trying to copy what a person looks like or what an animal looks like. This is where the engineering took us. Future configurations may look different depending on the requirements.”

Digit also features padding on its knees that help it kneel. Additionally, it’s new legs allow sit to squat down into a stable position. This gives Digit the ability to sit down on the ground and turn off its motors when a person approaches, a core part of Agility’s safety strategy. “The robot needs to be in a statically stable post and be able to turn off its motors before a person can touch it,” Hurst said.

Digit 5 is also taller and heavier than past models, weighing in at 284 lb (129 kg) and standing at 5’ 11” (1.81 m). The robot can reach heights of up to 7.2 feet (2.2 m), up from Digit 4’s 5.5 ft.

How does Agility approach manipulation?

Agility protects Digit’s platform with end-to-end encryption, strict access controls, and localized data processing. | Source: Agility Robotics

“One thing we learned is that general-purpose hands don’t exist. There are none on the market. There are none coming soon. There are hands that look like a human hand, but they’re not very good,” Hurst said.

Agility is currently using a two-fingered gripper, and the team’s inspiration comes from Cybathlon, an event where amputees use prosthetics to complete in different manipulation challenges.

“The winners the last two years, and thus the most dexterous manipulator on planet Earth that is artificial, is a parallel-jaw gripper,” Hursts said. “All of these people had five-fingered hands, but the woman who won in the last two years has a single-degree-of-freedom, parallel-jaw gripper with a single degree of freedom rotation at the wrist.”

Hurst believes there will be better end effectors in the future. But, for now, the company is focused on what works. “No hand that exists on the market can pick up 25 kilogram bins and do complex manipulation with them, but our manipulator can,” Hurst said.

The new robot features a swappable gripper design with ISO-standard mounting flanges. This allows Digit’s tools to be changed for the job at hand.

“We are investing a lot in [building end-effectors] in house, but we want to be very careful not to suffer from the ‘not invented here syndrome,’” Hurst said. “If somebody else creates a hand that is better than what we have in-house for our use case, we will absolutely buy that, stick it on the robot, and use it.”

Safety is the biggest barrier for humanoids in industrial settings

Digit 5 remains fully integrated with Agility Arc, Agility’s cloud platform for deploying and managing Digit fleets. | Source: Agility Robotics

The few humanoids that are being tested in industrial facilities currently aren’t working near human workers. Instead, they’re working in roped-off areas far away from any people. Agility said this won’t be necessary with Digit 5, which can work in close proximity to people.

When it comes to safety, Hurst said there is no silver bullet. “It is not possible to take an existing robot, add a safety hat on it, and then have it operate safely,” Hurst said. “It is completely holistic. It touches every feature of the robot electrically, mechanically, sensors, computing, everything.”

To be able to operate near people, Agility equipped Digit 5 with proprietary AI algorithms and multiple sensor technologies to continuously monitor for people. The robot takes action by autonomously avoiding, stopping or assuming a seated position. As people get closer to the robot, it evaluates the risk, slows then, and eventually stops completely. According to Agility, the robot responds dynamically to situations to decide its behavior, there are no defined zones.

“In order to step out of that physical barrier, the key is being able to reliably, and in a certifiably safety way, detect people who are approaching and how far away they are,” Hurst said. Digit 5 can detect people within a 360º radius around the robot.

Digit 5 uses visual and auditory cues to convey intent to nearby people. As a final layer of safety, an independent safety controller oversees Digit’s response to the detection of people within an unsafe distance and instantly triggers the appropriate safety responses.

“There’s a difference between safety as a personal opinion about how safe you think a robot is, and safety as the industrial standard and regulatory process that you go through to ensure third parties who are unfamiliar with the technology will be safe around these devices,” Hurst said.

Editor’s Note: Hurst will be taking part in the keynote, “The Next 20 Years of Robotics” at RoboBusiness on October 20-21. Pras Velagapudi, Agility’s CTO, will take part in the “State of Humanoids” keynote. Buy your full conference pass for the show now.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics' mission is to build robot partners that augment the human workforce. Agility's groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we're pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

About Churchill Capital Corp XI (Nasdaq: CCXI)

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes and will include preliminary and definitive proxy statements/prospectus to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the expected timing and general availability of Digit 5; the expected performance characteristics and technical specifications of Digit 5, including its safety architecture; expectations regarding the scaling of customer deployments; the development and expected capabilities of Digit 5; Agility’s contributions to safety standards; RoboFab’s production capacity and expected employment; Agility’s plans for commercial deployment of Digit 5 in the European Union and United Kingdom; our ability to consummate the proposed business combination and the satisfaction or waiver of the closing conditions set forth in the proposed business combination; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination; projections of market opportunity and market share; estimates of customer adoption rates, market acceptance and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the expected timing of close of the potential transaction; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transaction; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.